Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2015 (1)	2014 (1)
Net income (loss)	$(183)	$435
Equity in (earnings) losses of unconsolidated affiliates, net of distributions	917	(6)
Income tax expense (benefit)	(129)	241
Capitalized interest	(7)	(8)
	598	662

Fixed charges, as defined:

Interest	346	351
Capitalized interest	7	8
Interest component of rentals charged to operating expense	3	3
Total fixed charges	356	362

Earnings, as defined	$954	$1,024

Ratio of earnings to fixed charges	2.68	2.83
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(1)	Excluded from the computation of fixed charges for the nine months ended September 30, 2015 and 2014 is interest expense of $-0- and $3 million, respectively, which is included in income tax expense.